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                                   EXHIBIT 11


                   STATEMENT RE:  COMPUTATION OF EARNINGS PER SHARE


Net loss per common share was computed by dividing the net loss of $106,414 by the weighted average number of shares outstanding during the period (6,319,165) for a net loss per common share of $.017.